Citigroup Inc.
Pricing Sheet No. 2015-CMTNG0462 dated March 31, 2015 relating to
Preliminary Pricing Supplement No. 2015-CMTNG0462 dated March 27, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

320,571 Dual Directional Trigger PLUS Based on the EURO STOXX 50® Index Due April 6, 2021
Dual Directional Trigger Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS—MARCH 31, 2015
Underlying index:		The EURO STOXX 50® Index (ticker symbol: “SX5E”) (the “underlying index”)
Aggregate stated principal amount:		$3,205,710
Stated principal amount:		$10 per security
Pricing date:		March 31, 2015
Issue date:
April 7, 2015. Because the securities will not settle in T+3, purchasers who wish to trade the securities at any time that is more than 3 business days before the original issue date will be required to specify an alternative settlement to prevent a failed settlement and should consult their own investment advisor.

Valuation date:		March 31, 2021, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:		April 6, 2021
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪ If the final index level is greater than or equal to the initial index level:
$10 + the leveraged return amount
▪ If the final index level is less than the initial index level but greater than or equal to the trigger level:
$10 + ($10 × the absolute index return)
▪ If the final index level is less than the trigger level:
$10 × the index performance factor
If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $6.50 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:		3,697.38 (the closing level of the underlying index on the pricing date)
Final index level:		The closing level of the underlying index on the valuation date
Leveraged return amount:		$10 × the index percent change × the leverage factor
Leverage factor:		115.00%
Absolute index return:		The absolute value of the index percent change
Index percent change:		The final index level minus the initial index level, divided by the initial index level
Index performance factor:		The final index level divided by the initial index level
Trigger level:		2,403.297, 65% of the initial index level
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		17323B497 / US17323B4977
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per security:	$10.00	$0.30(2)	$9.65
$0.05(3)
Total:	$3,205,710.00	$112,199.85	$3,093,510.15
(1) On the pricing date, the estimated value of the securities is $9.442 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.35 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from CGMI a fixed selling concession of $0.30 for each $10 security they sell.  Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.
 (3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated March 27, 2015
Product Supplement No. EA-02-03 dated November 13, 2013       Underlying Supplement No. 3 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

EURO STOXX 50® is a registered trademark of STOXX Limited (“STOXX”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold, or promoted by STOXX. STOXX makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. STOXX has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement, an accompanying underlying supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.